UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

as at February 13, 2007

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: February 13, 2007

Print the name and title of the signing officer under his signature.

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    1020 -800 W Pender St .
Vancouver BC
Canada V6C 2V6
Tel 604 684 -6365
Fax 604 684 -8092
Toll Free 1 800 667 -2114
www.tasekomines.com

TASEKO ANNOUNCES FIRST QUARTER RESULTS FOR FISCAL 2007

February 13, 2007, Vancouver, BC - Taseko Mines Limited ("Taseko" or the "Company") (TSX: TKO; AMEX: TGB) announces its financial results for the quarter ending December 31, 2006, including production and sales for the Gibraltar Mine located near Williams Lake in south-central British Columbia. All dollar amounts are stated in Canadian currency unless otherwise indicated.

Overview & Highlights

Taseko's cash flow from operations was $25.5 million and earnings were $11.7 million or $0.09 per share ($0.08 per share fully diluted) for the quarter ended December 31, 2006.

As can be seen in the table below, cash flow from operations for the quarter increased by $28.6 million, and net earnings increased by $5.0 million, or 75%, over the comparable period in the previous fiscal year.

	Quarter Ended December 31, 2006	Quarter Ended December 31, 2005
Revenue	$56.4 million	$41.3 million
Copper[1]	$53.1 million	$36.2 million
Molybdenum[1]	$3.3 million	$5.1 million
Cash Flow[2]	$25.5 million	($3.1) million
Cash Flow per Share (basic)	$0.20	($0.03)
Earnings	$11.7 million	$6.7 million
Earnings per share (basic)	$0.09	$0.06

1 Average realized price for sale of copper was US$2.77 per pound and for molybdenum was US$23.70 per pound.
2 Cash flow and cash flow per share are numbers used by the Company to assess its performance. They are not terms recognized under generally accepted accounting principles. Cash flow is defined as cash flow from operations including net change in working capital balances and cash flow per share is the same measure divided by the number of common shares outstanding during the period.

Taseko spent $1.9 million during the quarter to advance the feasibility and environmental assessment studies on the Prosperity Project.

$1 million was spent on continued exploration drilling to further expand the reserves at Gibraltar.

Refurbishing of Gibraltar's Solvent Extraction and Electrowinning Plant (SX-EW) was completed at a cost of $2.9 million. This project was completed on-time and under budget; the first copper leach solution was put through the plant in late December 2006.

The Company had $88.9 million in cash and equivalents at quarter end.

Gibraltar Mine

First Quarter 2007 Production

The following table is a summary of the operating statistics for the first quarter of fiscal 2007 compared to the same quarter in fiscal 2006.

	Q1 - Fiscal 2007	Q1 - Fiscal 2006
Total tons mined (millions)[1]	7.7	10.1
Tons of ore milled (millions)	2.4	3.0
Stripping ratio	2.2	2.3
Copper grade (%)	0.284	0.286
Molybdenum grade (%MoS 2)	0.016	0.014
Copper recovery (%)	77.3	78.1
Molybdenum recovery (%)	26.2	42.9
Copper production (millions lb)	10.6	13.4
Molybdenum production (thousands lb)	120	223
Copper production costs, net of by-product credits[2], per lb of copper	US$1.19	US$1.10
Off property costs for transport, treatment (smelting & refining) & sales per lb of copper	US$0.33	US$0.33
Total cash costs of production per lb of copper	US$1.52	US$1.43

1 Total tons mined includes sulphide ore, oxide ore, low grade stockpile material, overburden, and waste rock which were moved from within pit limit to outside pit limit during the period.
2 The by-product credit is based on pounds of molybdenum and ounces of silver sold.

Total tons mined in the first quarter of fiscal 2007 were affected by a combination of the ongoing shortage of haulage truck tires, power outages caused by high winds, extreme winter conditions and the need to re-handle significant amounts of ore to provide feed for ore blending. Mine operations worked through an area of the Polyanna Pit with a high percentage of very fine ore with a high moisture content. This material affected mill throughput by continuing to plug the primary crusher, and the screens and surge bins in the secondary crushing system, resulting in a significantly reduced mill throughput. Molybdenum recovery was also affected by a number of factors relating to the copper circuit as well as operational and mechanical problems in the molybdenum recovery circuit.

Inventory and Sales
  The average price realized for sales of copper in the quarter was US$2.77 per pound and the average price realized for sales of molybdenum in the quarter was US$23.70 per pound.
  Copper concentrate sales for the quarter were 28,987 wet metric tonnes ("WMT"), containing 16.9 million pounds of copper and molybdenum concentrate sales for the quarter were 139 WMT, containing 143,300 pounds of molybdenum.
  Copper concentrate inventory at December 31, 2006 was 4,528 WMT (2.1 million pounds of copper), and molybdenum in concentrate inventory was 9.4 WMT (9,425 pounds of molybdenum).
Mill Expansion Project

Expansion and upgrade of the concentrator facility at the Gibraltar mine commenced in the third quarter of fiscal 2006. The construction of the foundations for the semi-autogenous grinding (SAG) mill and the associated facility is 75% complete. One of the ten tank flotation cells is in place and operational, and installation of the next four tanks is scheduled to begin in mid-February. The major SAG mill components are being constructed in Europe and are on-schedule for delivery during the summer of 2007. The expansion is on-schedule for commissioning in December 2007.

Labour

There was one lost time accident during the quarter. The number of personnel at the end of the quarter was 284, compared to 258 at the end of the same quarter of fiscal 2006.

Mineral Reserves and Resources

In fiscal 2006, a 61,500-foot exploration drilling program was carried out to define the mineral resources between the existing Gibraltar open pits, tie together the extensive mineralization zones, and test for additional mineralization at depth. The program was very successful, leading to a 40% increase in mineral reserves as tabulated below:

Gibraltar Mineral Reserves at October 1, 2006 at 0.20% Cu cut-off
Category	Tons (millions)	Cu (%)	Mo (%)	Cu (billions lb)	Mo (millions lb)
Proven Probable	217.8 38.6	0.320 0.305	0.010 0.011	1.2 0.2	17.6 3.4
Total	256.4	0.318	0.010	1.4	21.0

The resource and reserve estimation was completed by Gibraltar mine staff under the supervision of Ian S. Thompson, P. Eng., Superintendent of Engineering and a Qualified Person under National Instrument 43-101. The estimates, tabulated below, are based on long term metal prices of US$1.50/lb for copper and US$8.00/lb for molybdenum and a foreign exchange of C$0.88 per US dollar.

Under present mine operating parameters of 36,000 tons milled per day, these additional reserves extend the mine life to 21 years. Upon completion of the upgrade to the concentrator to 46,000 tons per day in December 2007, the Gibraltar mine life would be approximately 15 years.

In addition to the above reserves, the mineral resources are estimated to be:

Gibraltar Mineral Resources at 0.16% to 0.20% Cu cut-off
Category	Tons (millions)	Cu (%)	Mo (%)
Measured Indicated	414 197	0.284 0.272	0.008 0.007
Total	611	0.280	0.008

There are also oxide reserves (see Taseko Annual Information Form for fiscal 2006), but these have not changed from previous estimates.

With the promising results encountered in the 2006 drilling program, a second phase drilling program was initiated in the fall of 2006, with the objective of further expanding the Gibraltar mineral reserves.

2007 Production Forecast

Forecasted metal production for 2007 is estimated to be between 60 and 70 million pounds of copper and one million pounds of molybdenum. Achievement of the forecast is dependent on the ability of the mine operations to deal with the fine wet ore now being encountered in the Pollyanna Pit and with the changeover from the old flotation systems to the new flotation cells being installed as part of the concentrator expansion project. The SX-EW plant is performing well under winter operating conditions and is providing targeted production levels of cathode copper.

Prosperity Project

Taseko holds a 100% interest in the Prosperity property, located 125 kilometres southwest of the City of Williams Lake. The property hosts a large porphyry copper-gold deposit amenable to large-scale open pit mining.

On January 11, 2007, the Company announced the positive results of a pre-feasibility level study of the Project. Highlights are summarized below:
-               Pre-tax net present value of C$300 million at 7.5% discount rate
-               Pre-tax internal rate of return of 14% with a 6 year payback
-              19 year mine life at a milling rate of 70,000 tonnes per day
-               Life of mine strip ratio of 0.8:1
-               Total pre-production capital cost of C$756 million in third quarter 2006 dollars
-               Operating cost of C$5.78 per tonne milled over the life of mine
-               Mine site production costs net of gold credits of US$0.48/lb Cu
-               480 million tonnes of mineral reserves, as tabulated below:

Prosperity Mineral Reserves at $4.00 Net Smelter Return/tonne cut-off
Category	Tonnes (millions)	Au (g/t)	Cu (%)	Au (millions oz)	Cu (billions lb)
Proven Probable	280 200	0.47 0.36	0.25 0.18	2.9 1.6	1.3 0.7
Total	480	0.43	0.22	4.5	2.0

The reserve estimate takes into consideration all geologic, mining, milling, and economic factors, and is stated according to Canadian standards (NI 43-101). (Under US standards no reserve declaration is possible until a full feasibility study is completed and financing and permits are acquired.)

The Proven and Probable Reserves above are included in the estimated Measured and Indicated Mineral Resources which, at a 0.14% copper-cut-off, are 1.0 billion tonnes grading 0.41 g/t gold and 0.24% copper. Further details are provided in Taseko News release dated January 10, 2007.

The resource and reserve estimation was reviewed by Scott Jones, P.Eng., General Manager of Project Development for Taseko and a Qualified Person under National Instrument 43-101. Mr. Jones has verified the methods used to determine grade and tonnage in the geological model, reviewed the long range mine plan, and directed the updated economic evaluation. The NI 43-101 technical report documenting these results is will be filed by February 24, 2007.

Corporate Development

From November 2006 to February 12, 2007 Taseko purchased an aggregate of approximately 3.3 million shares of bcMetals Corp., a publicly traded company, at an average price of $1.17 per share in connection with an unsuccessful take-over bid for bcMetals. Taseko intends to liquidate these shares in the near future.

Taseko has agreed to subscribe for 7.3 million of Units of Continental Minerals Corporation ("Continental") at $1.65 per Unit by exercise of a participation right granted in conjunction with an existing Continental note held by Taseko. This brings Taseko's aggregate holdings of Continental to 7,827,796 shares (6.9% of Continental's outstanding shares) and 7,318,182 warrants. The note is due for repayment no later than August 31, 2007 and may be repaid earlier in accordance with its terms.

Taseko will continue to actively pursue other investments and strategic alliances that would be accretive to the value of the Company.

Financial Results

The Company's pre-tax earnings for the three months ended December 31, 2006 increased to $17.4 million, compared to $6.7 million for the three months ended December 31, 2005. The increase in pre-tax earnings is due mainly to higher sales of copper and molybdenum and higher realized metal prices for sales during the quarter compared to the same period in the prior year. The Company's after-tax earnings for the quarter increased to $11.7 million, compared to $6.7 million for the same period in fiscal 2006.

The Company reported revenues of $56.4 million for the quarter, compared to $41.3 million in the first quarter of the prior year. Revenues increased due to significantly higher copper prices and more pounds of copper sold. Revenues from copper concentrate sales were $53.2 million (2006 - $36.2 million) and from molybdenum concentrate sales were $3.3 million (2006 - $5.1 million).

Cost of sales for the quarter of fiscal 2007 was $36.6 million, compared to $32.3 million for the same period in fiscal 2006. Costs of sales consists of total production cost of $18.1 million (2006 - $22.5 million) for metal produced and sold during the quarter, plus a drawdown of concentrate inventory of $12.7 million (2006 - $3.9 million); silver credits of $0.5 million (2006 - $0.4 million), and transportation and treatment costs of $6.3 million (2006 - $6.3 million).

Amortization expense for the quarter was $0.4 million compared to $0.8 million for the same period in fiscal 2006. The decrease was the result of a change in the recoverable reserves and expected mine life at Gibraltar. Mining and milling assets are amortized using the units of production method based on tons mined and milled divided by the estimated tonnage to be recovered in the mine plan. An increase in recoverable reserves results in higher estimated tonnage to be recovered in the mine plan and hence, a reduced annual amortization rate.

Exploration expenses increased to $1.9 million in the first three months of fiscal 2007, compared to $0.3 million for the same period in fiscal 2006, mainly related to a higher level of activity on the Prosperity project, including preparation of an environmental impact assessment and an updated feasibility study. During the quarter, Taseko also capitalized $1.0 million of exploration expenses related to the increased reserves and life of mine at Gibraltar.

General and administrative costs increased to $1.4 million in the first three months of fiscal 2007 compared to $1.0 million for the same period in fiscal 2006. The main increase was attributable to higher staffing levels and an increase in corporate activities relating to the Company's acquisition and tax planning initiatives.

Stock-based compensation increased to $0.8 million in the current quarter, compared to $0.2 million in the same period in fiscal 2006, as a result of the amortization of stock compensation on options granted during in the prior fiscal year.

The Company recorded a foreign exchange gain of $1.5 million in the first quarter of fiscal 2007 mainly due to an increase in the value of the United States dollar compared to the Canadian dollar, as a significant portion of the Company's cash reserves are denominated in US dollars. This increase was partially offset by a foreign exchange loss on the Company's US denominated convertible bonds.

Interest income increased to $2.8 million in the first quarter of fiscal 2007 (2006 - $1.6 million) mainly due to a higher cash reserve on hand.

Income taxes of $1.8 million were recorded in the quarter, compared to $nil in the same period of fiscal 2006. In addition, the Company had a future income tax expense of $3.8 million in the current quarter compared to $nil in the same period of fiscal 2006. The increase in income taxes is due mainly to the depletion of tax pools as a result of the Company becoming more profitable.

The Company also has a tax provision of $21.6 million (2006 - $19.6 million) recorded in the consolidated financial statements. This provision relates to an income tax expense recorded in fiscal 2004, which management believes is less than likely of ever becoming payable. For further details, see the Management
Discussion and Analysis for the year ending September 30, 2006.

Other Corporate Activities

Taseko Adopts Shareholder Rights Plan

On February 13, 2007 Taseko's Board of Directors approved the adoption of a Shareholder Rights Plan Agreement (the "Rights Plan"). The Rights Plan is being adopted to ensure the fair treatment of all Taseko shareholders in connection with any take-over bid for the outstanding common shares of the Company. The Rights Plan will provide shareholders with adequate time to properly evaluate and assess a take-over bid without facing undue pressure or coercion. The Rights Plan also provides the Board with additional time to consider any take-over bid and, if applicable, to explore alternative transactions in order to maximize shareholder value.

The Rights Plan is not designed to prevent take-over bids that treat Taseko shareholders fairly. Pursuant to the terms of the Rights Plan, any bid that meets certain criteria intended to protect the interests of all shareholders are deemed to be "Permitted Bids". A Permitted Bid must be made by way of a take-over bid circular prepared in compliance with applicable securities laws and, in addition to certain other conditions, must remain open for 60 days. In the event a take-over bid does not meet the Permitted Bid requirements of the Rights Plan, the rights issued under the plan will entitle shareholders, other than any shareholder or shareholders involved in the take-over bid, to purchase additional common shares of Taseko at a significant discount to the market price of the common shares at that time. The Rights Plan is not being adopted in response to any proposal to acquire control of Taseko.

The Rights Plan is subject to approval by the Toronto Stock Exchange and will be presented for ratification by the shareholders at the Company's annual meeting to be held by March 15, 2007. If ratified by shareholders, the Rights Plan will have a term of three years.

Taseko will host a conference call on Wednesday, February 14 at 11:00 a.m. Eastern Time (8:00 AM Pacific Time) to discuss these results. The conference call may be accessed by dialing (866) 831-6270 in Canada and the United States, or (617) 213-8858 internationally, using the passcode 46916913. A live and archived audio webcast will also be available at the Company's website www.tasekomines.com in the Corporate Events section of the Investor Centre. The quarterly financials will be posted with this news release on the Company's website.

For further details on Taseko Mines Limited, please visit the website or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

                                                                                   Forward Looking Statements

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained gold, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of reserves or resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.

Cautionary Note Concerning Estimates of Measured and Indicated Resources

This news release also uses the terms "measured resources" and "indicated resources". Taseko advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Cautionary Note regarding Forward Looking Statements - Pre-feasibility Study, Prosperity Project

All information contained in this press release relating to the contents of the pre-feasibility study, including but not limited to statements of the Prosperity Project's potential and information such as capital and operating costs, production summary, and financial analysis, are "forward looking statements" within the definition of the United States Private Securities Litigation Reform Act of 1995. The information relating to the possible construction of mine and plant facilities also constitutes such "forward looking statements." The pre-feasibility study was prepared to broadly quantify the Prosperity Project's capital and operating cost parameters and to provide guidance on the type and scale of future project engineering and development work that will be needed to ultimately define the project's likelihood of feasibility and optimal production rate. It was not prepared to be used as a valuation of the Prosperity Project nor should it be considered to be a final feasibility study. The capital and operating cost estimates which were used have been developed only to an approximate order of magnitude based on generally understood capital cost to production level relationships, and although they are based on engineering studies, these are preliminary so the ultimate costs may vary widely from the amounts set out in the pre-feasibility study. This could materially adversely impact the projected economics of the Prosperity Project.  As is normal at this stage of a project, data in some areas was incomplete and estimates were developed based solely on the expertise of the individuals involved as well as the assessments of other persons who were involved with previous operators of the project. At this level of engineering, the criteria, methods and estimates are preliminary and result in a high level of subjective judgment being employed. There can be no assurance that the potential results contained in the pre-feasibility study will be realized.

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the conclusions of the pre-feasibility study and the ultimate feasibility of the Prosperity Project. The mineralized material at the Prosperity project is currently classified as a measured and indicated resource, and a portion of it qualifies under Canadian mining disclosure standards as a proven and probable reserve, but readers are cautioned that no part of the Prosperity Project's mineralization is considered to be a reserve under US mining standards. For US mining standards, a full feasibility study would be required, which would require more detailed studies. Additionally all necessary mining permits would be required in order to classify the project's mineralized material as an economically exploitable reserve. There can be no assurance that this mineralized material will become classifiable as a reserve and there is no assurance as to the amount, if any, that might ultimately qualify as a reserve or what the grade of such reserve amounts would be. Final feasibility work has not been completed to confirm the mine design, mining methods and processing methods assumed in the pre-feasibility study. Final feasibility could determine that the assumed mine design, mining methods and processing methods are not correct. Construction and operation of the mine and processing facilities depend on securing environmental and other permits on a timely basis. No operating permits have been applied for and there can be no assurance that required permits can be secured or secured on a timely basis. Data is not complete and cost estimates have been developed, in part, based on the expertise of the individuals participating in the preparation of the pre-feasibility study and on costs at projects believed to be comparable, and not based on firm price quotes. Costs, including design, procurement, construction and on-going operating costs and metal recoveries could be materially different from those contained in the pre-feasibility study. There can be no assurance that mining can be conducted at the rates and grades assumed in the pre-feasibility study. There can be no assurance that these infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity. The pre-feasibility study assumes specified, long-term prices levels for gold and copper. The prices of these metals are historically volatile, and the Company has no control of or influence on the prices, which are determined in international markets. There can be no assurance that the prices of gold and copper will continue at current levels or that they will not decline below the prices assumed in the pre-feasibility study. Prices for gold and copper have been below the price ranges assumed in pre-feasibility study at times during the past ten years, and for extended periods of time. The project will require major financing, probably a combination of debt and equity financing. Interest rates are at historically low levels. There can be no assurance that debt and/or equity financing will be available on acceptable terms. A significant increase in costs of capital could materially adversely affect the value and feasibility of constructing the project. Other general risks include those ordinary to very large construction projects, including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns. The economics of the Prosperity Project are sensitive to the US Dollar and Canadian dollar exchange rate and this rate has been subject to large fluctuations in the last several years.